UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1(b), (c) and (d) and amendments thereto filed pursuant to Rule 13d-2(b)

(Amendment No. 2)*

Eagle Pharmaceuticals Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

269796108
(CUSIP Number)

December 31, 2016
Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON J.W. Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited partnership
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 397,648 shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 397,648 shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 397,648 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.58%(1)
12.	TYPE OF REPORTING PERSON PN

(1)       As of the date of this filing, based on 15,435,728 outstanding shares of the Common Stock of the Issuer as of November 4, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, as filed with the Securities and Exchange Commission on November 9, 2016.

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON J.W. Opportunities Master Fund, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands exempted company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 128,107 shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 128,107 shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 128,107 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.83%(2)
12.	TYPE OF REPORTING PERSON FI

(2)       See footnote (1) above.

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON JW Asset Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited liability company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 525,755 shares (3)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 525,755 shares (3)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 525,755 shares (3)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.41%(4)
12.	TYPE OF REPORTING PERSON OO; IA

(3)       Consists of shares of Common Stock of the Issuer held by J.W. Partners, L.P. and J.W. Opportunities Master Fund, Ltd., of each of which JW Asset Management, LLC is the investment advisor.

(4)       See footnote (1) above.

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON JW GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited liability company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 397,648 shares (5)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 397,648 shares (5)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 397,648 shares (5)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.58%(6)
12.	TYPE OF REPORTING PERSON HC; OO

(5)       Consists of shares of Common Stock of the Issuer held by J.W. Partners, L.P., of which JW GP, LLC is the general partner.

(6)       See footnote (1) above.

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jason G. Wild
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 525,755 shares (7)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 525,755 shares (7)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 525,755 shares (7)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.41%(8)
12.	TYPE OF REPORTING PERSON IN

(7)	Consists of shares of the Common Stock of the Issuer held by J.W. Partners, L.P. and J.W. Opportunities Master Fund, Ltd. Jason G. Wild serves as: (i) the managing member of JW GP, LLC, which is the general partner of J.W. Partners, L.P.; (ii) the managing member of JW Asset Management, LLC, which is the investment advisor of J.W. Partners, L.P. and J.W. Opportunities Master Fund, Ltd.; and (iii) a director of J.W. Opportunities Master Fund, Ltd.

(8)	See footnote (1) above.

Item 1(a). Name of Issuer:

Eagle Pharmaceuticals, Inc.

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Item 1(b). Address of Issuer's Principal Executive Offices:

50 Tice Boulevard, Suite 315

Woodcliff Lake, New Jersey 07677

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Item 2(a). Name of Person Filing:

J.W. Partners, L.P.

J.W. Opportunities Master Fund, Ltd.

JW Asset Management, LLC

JW GP, LLC

Jason G. Wild

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Item 2(b). Address of Principal Business Office, or if None, Residence:

515 Madison Avenue, 14th Floor

New York, NY 10022

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Item 2(c). Citizenship:

J.W. Partners, L.P. – Delaware
J.W. Opportunities Master Fund, Ltd. – Cayman Islands

JW Asset Management, LLC – Delaware

JW GP, LLC – Delaware

Jason G. Wild – United States

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Item 2(d). Title of Class of Securities:

Common Stock

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Item 2(e). CUSIP Number:

269796108

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Item 3.    If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐ Investment company registered under Section 8 of the Investment Company Act.

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _________________

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Item 4. Ownership***:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

J.W. Partners, L.P. – 397,648 shares

J.W. Opportunities Master Fund, Ltd. – 128,107 shares

JW Asset Management, LLC – 525,755 shares

JW GP, LLC – 397,648 shares

Jason G. Wild – 525,755 shares

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(b) Percent of class:

J.W. Partners, L.P. – 2.58%
J.W. Opportunities Master Fund, Ltd. – 0.83%

JW Asset Management, LLC – 3.41%

JW GP, LLC – 2.58%

Jason G. Wild – 3.41%

Beneficial ownership percentages are as of the date of this filing, based on 15,435,728 outstanding shares of the Common Stock of the Issuer as of November 4, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, as filed with the Securities and Exchange Commission on November 9, 2016.

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(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

All Reporting Persons – 0 shares

(ii) Shared power to vote or to direct the vote:

J.W. Partners, L.P. – 397,648 shares
J.W. Opportunities Master Fund, Ltd. – 128,107 shares

JW Asset Management, LLC – 525,755 shares

JW GP, LLC – 397,648 shares

Jason G. Wild – 525,755 shares

(iii) Sole power to dispose or to direct the disposition of:

All Reporting Persons – 0 shares

(iv) Shared power to dispose or to direct the disposition of:

J.W. Partners, L.P. – 397,648 shares
J.W. Opportunities Master Fund, Ltd. – 128,107 shares

JW Asset Management, LLC – 525,755 shares

JW GP, LLC – 397,648 shares

Jason G. Wild – 525,755 shares

***See footnotes on cover pages which are incorporated by reference herein.

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Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following ☒.

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Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

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Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

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Item 8. Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

See Exhibit B.

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Item 9. Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

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Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a–11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 27, 2017

J.W. PARTNERS, L.P. By: /s/ Jason Klarreich Jason Klarreich, Attorney-In-Fact

J.W. OPPORTUNITIES MASTER FUND, LTD. By: /s/ Jason Klarreich Jason Klarreich, Attorney-In-Fact
JW GP, LLC By: /s/ Jason Klarreich Jason Klarreich, Attorney-In-Fact
JW ASSET MANAGEMENT, LLC By: /s/ Jason Klarreich Jason Klarreich, Attorney-In-Fact
JASON G. WILD By: /s/ Jason Klarreich Jason Klarreich, Attorney-In-Fact

Exhibit List

Exhibit A.	Joint Filing Agreement.

Exhibit B.	Item 8 Statement.

Exhibit A

Joint Filing Agreement

The undersigned agree that this Schedule 13G, and all amendments thereto, relating to the Common Stock of Eagle Pharmaceuticals, Inc. shall be filed on behalf of the undersigned.

J.W. PARTNERS, L.P. By: /s/ Jason Klarreich Jason Klarreich, Attorney-In-Fact

J.W. OPPORTUNITIES MASTER FUND, LTD. By: /s/ Jason Klarreich Jason Klarreich, Attorney-In-Fact
JW GP, LLC By: /s/ Jason Klarreich Jason Klarreich, Attorney-In-Fact
JW ASSET MANAGEMENT, LLC By: /s/ Jason Klarreich Jason Klarreich, Attorney-In-Fact
JASON G. WILD By: /s/ Jason Klarreich Jason Klarreich, Attorney-In-Fact

Exhibit B

Item 8 Statement

Due to the relationships amongst them, all of the reporting persons hereunder may be deemed to constitute a “group” with one another for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934.